[AECOM LETTERHEAD]

May 9, 2007

VIA EDGAR AND COURIER
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
AECOM Technology Corporation
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-141142
Filed May 7, 2007

Dear Ms. Garnett:

        This letter is in response to your comment letter dated May 8, 2007, regarding the above-referenced registration statement for AECOM Technology Corporation ("AECOM" or the "Company"). To assist your review, we have retyped the text of the Staff's comment in italics below. We have also included with this letter a marked copy of the amendment to the registration statement on Form S-1.

Principal and Selling Stockholders, page 102

1.
Please revise to include information for each of the individual selling stockholders referenced in footnote 19. Refer to Item 507 of Regulation S-K. The use of group disclosure is only appropriate where the group holds in aggregate less than 1% of the shares outstanding prior to the offering.

        We have revised the disclosure as requested on pages 102-112 of the registration statement to include information for each of the individual selling stockholders previously referenced in footnote 19.

Financial Statements

2.
Please file a revised audit opinion that is executed by your independent auditor.

        As requested, we have filed a revised audit opinion with the amendment that has been executed by Ernst & Young LLP, our independent auditor.

        Please contact the undersigned at (213) 593-8719, or Jonathan K. Layne of Gibson, Dunn & Crutcher LLP at (310) 552-8641, with any questions or comments you may have regarding this letter or the registration statements.

Very truly yours,

/s/ ERIC CHEN Eric Chen Senior Vice President, Finance and General Counsel
cc:
Mr. Michael McTiernan, United States Securities and Exchange Commission
John M. Dionisio, AECOM Technology Corporation
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP